FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 5 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July, 2002

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

Huaneng Power International's Announcement on July 2, 2002, in English with respcct to acquisition of the interests and assets of four power plants owned by China Huaneng Group.

To: Business Editor
[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.
Acquisitions of the Interests and Assets of Four Power Plants Owned by China Huaneng Group Become Effective

(Beijing, China, July 2, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced that it has obtained all the necessary approvals from the relevant government authorities and the Company's shareholders meeting required for its acquisition of the interests and assets of four power plants* owned by China Huaneng Group. The aforesaid transactions as set out in a transfer agreement were completed on July 1, 2002; and the acquired equities of China Huaneng Group are consolidated with those of the Company beginning on July 1, 2002.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total net generation capacity of 12,500MW, the Company is the largest independent power producer in China.

* The four power plants include:

- Shanghai Shidongkou First Power Plant
- Jiangsu Taicang Power Plant
- Jiangsu Huaiyin Power Plant
- Zhejiang Changxing Power Plant

~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By_______________

Name: Wang Xiaosong
Title: Vice Chairman

Date: July 3, 2002